Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: April 27, 2021

Hino Motors and REE Automotive Sign Business Alliance Agreement

TEL AVIV, Israel, April 27, 2021

Aiming to create new value through next generation commercial mobility

•	To realize and bring to market their shared vision of "providing new value to society through next-generation commercial mobility"

•	The Alliance to combine Hino's knowledge and technologies as a commercial vehicle manufacturer closely attuned to customer needs with REE's innovative and highly competitive proprietary REEcorner™ EV technologies

•	Assess business models for the co-creation of next generation electric mobility solutions to enhance new social value, promoting the use of mobility-driven data

•	Companies aim to develop hardware prototypes by 2022

Hino Motors Co., Ltd. (Hino), a subsidiary of Toyota Motor Corporation, and REE Automotive Ltd. (REE), an innovator in e-mobility, today announced the signing of a strategic business alliance agreement to realize their shared vision of "providing new value to society through next-generation commercial mobility."

With the backdrop of advancements in CASE - Connected, Autonomous, Shared and Electric vehicles, the automotive industry is entering a major transformation phase. Hino and REE envision beyond this transformation a future in which commercial vehicles that support the movement of people and goods will evolve into mobility that provides new value and opportunities for society. Hino and REE next-generation electric commercial mobility solutions are geared to improve quality of life on a global scale by lowering carbon emissions, minimizing strain on infrastructure, reducing congestion and allowing companies to better allocate resources. The two companies will combine their advantages to realize this vision – Hino's knowledge and technologies as a commercial vehicle manufacturer closely attuned to customer needs with REE's innovative and highly competitive proprietary REEcornerTM EV technologies – and take on initiatives to create new value through next-generation commercial mobility solutions.

The next-generation commercial mobility solution to be jointly developed by Hino and REE will be comprised of a modular platform (Powered by REE) that will carry a customized Mobility Service Module on top. The Mobility Service Module - which will carry passengers, goods and deliver services – would address a wide variety of current and future applications aligned with customer requirements, aimed to provide new value to society, and will be enhanced with data-driven services. In addition, the Mobility Service Module can be easily detached from the EV platform and once detached it can serve as an independent, stand-alone unit - making services and goods easily accessible to society, leaving the platform to be operated separately and continue on its next mission. This will not only be applied toward Mobility-as-a-Service (MaaS) and delivery segments but this modular design could also offer solutions for completely new applications. Leveraging the REEcornerTM modules, the flat chassis and the detachable Mobility Service Module will meet the diverse needs of consumers while contributing to more efficient utilization of customers' business resources. The specialized EV chassis to be jointly developed by Hino and REE will leverage proprietary REEcorner TM technology, which packs critical vehicle components into a single system positioned between the wheel and the chassis.

The solution will boast a low-floor, ful-flat design that flexibly meets customer needs and also supports autonomous driving. The modular platform provides expandability, and the Mobility Service Module is designed with customer co-creation in mind.

The companies will first work to develop hardware prototypes by FY 2022, while evaluating business models, engaging potential customers, and conducting demonstrations in parallel.

"The starting point of this collaboration is the FlatFormer concept we showcased at the 2019 Tokyo Motor Show," said Hino CEO Yoshio Shimo. "It received an excellent response, and I am delighted to see this FlatFormer concept come closer to reality. REE is a visionary company, and I am confident that this business alliance will become a driving force for Hino as we take on the challenge of generating new value in commercial mobility to harmonize with future society."

"The FlatFormer unveiling at the 2019 Tokyo Motor Show proved to be a turning point in future electric mobility and set the stage for this exciting alliance with the visionary team at Hino. We see this alliance as a unique opportunity to fulfill our shared mission of improving quality of life for people around the world by developing and bringing to market revolutionary next generation EVs," said Daniel Barel, Co-Founder and CEO of REE.

Going forward, both companies will further evaluate opportunities of working with like-minded partners with the goal of creating new value for society.

About Hino Motors

Hino Motors, Ltd. is a Toyota Group company selling trucks and buses in more than 80 countries in 2020. Number of employees totals 35,000 globally, and produces vehicles in over 20 countries including the 4 major plants in Japan. Hino slogan is "Trucks and buses that do more". To put "Trucks and buses that do more" into practice, Hino will provide "appropriate products with safety and environment technologies", "ultimately customized total support for customers", and "challenge new fields".

Contact
Makoto Iijima
Manager Corporate Communications Group
Public Affairs Division
ma.iijima@hino.co.jp
hm.pr@hino.co.jp

About REE Automotive

REE is an automotive technology leader creating the cornerstone for tomorrow's zero-emission vehicles. REE's mission is to empower global mobility companies to build any size or shape of electric or autonomous vehicle for any application and any target market. Our revolutionary, award-winning REEcorner™ technology packs traditional vehicle drive components (steering, braking, suspension, powertrain and control) into the arch of the wheel, allowing for the industry's flattest EV platform. Unrestricted by legacy thinking, REE is a truly horizontal player, with technology applicable to the widest range of target markets and applications. Fully scalable and completely modular, REE offers multiple customer benefits including complete vehicle design freedom, more space and volume with the smallest footprint, lower TCO, faster development times, ADAS compatibility, reduced maintenance and global safety standard compliance.

Headquartered in Tel Aviv, Israel, with subsidiaries in the USA, the UK and Germany. REE has a unique CapEx-light manufacturing model that leverages its Tier 1 partners' existing production lines. REE's technology, together with their unique value proposition and commitment to excellence, positions REE to break new ground in e-Mobility. For more information visit https://www.ree.auto.

Media Contact
Keren Shemesh
Chief Marketing Officer
REE Automotive
E: kerens@ree.auto
M: +972-54-5814333

Public Relations
media@ree.auto

Investor Relations
investors@ree.auto

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the ability to develop products pursuant to the Company’s strategic collaborations; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, and in the registration statement on Form F-4 relating to the business combination filed by REE on March 10, 2021.